PRONAI THERAPEUTICS, INC.

2150 – 885 West Georgia Street

Vancouver, British Columbia, Canada V6C 3E

July 13, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Donald E. Field
Susan Block
Effie Simpson
Jean Yu

Re:	ProNAi Therapeutics, Inc. Registration Statement on Form S-1 (File No. 333-204921) originally filed June 12, 2015, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-37490) filed July 8, 2015

Ladies and Gentlemen:

Requested Date: July 15, 2015

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

ProNAi Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or James D. Evans, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292, or in his absence, Mr. Evans at (206) 389-4559.

Sincerely,

PRONAI THERAPEUTICS, INC.

By:	/s/ Sukhi Jagpal
Sukhi Jagpal
Chief Financial Officer

cc:	Nick Glover, Chief Executive Officer

ProNAi Therapeutics, Inc.

Robert A. Freedman, Esq.

James D. Evans, Esq.

Fenwick & West LLP